SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

dlw 4/24

SEKISUI HOUSE

News Release

Notice Concerning the Determination of Number of Disposal of Treasury Stock through Third-Party Allocation

April 14, 2006 – In conjunction with the disposal of treasury stock of Sekisui House, Ltd. ("Company") through third-party allocation, which was approved together with the secondary offering resulting from the disposal of the treasury stock through way of underwriting and secondary offering of shares through way of over-allotment at a meeting of the Board of Directors held on March 1, 2006, the Company has received notification that the third party will make a whole subscription for the the shares planned to be disposed. The details are as follow.

1. Number of shares to be sold	5,000,000 shares
2. Total amount of selling price	7,534,200,000 yen 1,506.84 yen (per share)

<For Reference>

1. This disposal of treasury stock through third-party allocation was approved together with the secondary offering resulting from the disposal of the treasury stock (offering by way of underwriting) and secondary offering of shares (offering by way of over-allotment), at the meeting of the Board of Directors of the Company held on March 1, 2006. As for the details of this disposal of treasury stock through third-party allocation, please refer to the announcements of the Company, "Notice of Disposal of Treasury Stock and Sale of Shares" dated March 1, 2006 and "Notice of Decision Regarding Selling Price and Disposal Price" dated March 14, 2006.

2. Change in number of treasury stock

Current number of treasury stock (as of April 13 2006)	5,144,234 shares
Number of shares to be disposed	5,000,000 shares
Number of treasury stock after this disposition	144,234 shares

3. Use of proceeds raised by the disposal of the treasury stock

Up to a total of approximately 64,764 million yen raised by the disposal of the treasury stock, which combines approximately 57,234 million yen raised by secondary offering resulting from the disposal of the treasury stock through underwriting and approximately 7,529 million yen raised by disposal of the treasury stock through third-party allocation above, will be used for investments in real estate development.

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For further information, please contact:

Mr. Hidehiro Yamaguchi

Head of Corporate Communication Department

Sekisui House, Ltd.

Tel: 06-6440-3021 Fax: 06-6440-3369

Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

April 14, 2006

By: Yoshiro Kubota

Yoshiro Kubota
Senior Managing Executive Officer &
General Manager of CS Promoting Headquarters